Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-229810

350,000 DEPOSITARY SHARES EACH REPRESENTING A 1/100TH INTEREST IN A SHARE OF

NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES D

Pricing Term Sheet

This pricing term sheet supplements the information set forth under “Description of the Series D Preferred Stock” in the preliminary prospectus supplement, dated June 2, 2020 (the “Preliminary Prospectus Supplement”) to the prospectus dated February 22, 2019.

Issuer:	Regions Financial Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/100th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series D, of the Issuer (the “Preferred Stock”)

Expected Security Ratings (Moody’s/S&P/Fitch):*	Ba1 / BB+ / BB (Stable/Stable/Stable)

Size:	$350,000,000 / 350,000 Depositary Shares

Over-allotment Option:	No over-allotment option applies to this offering.

Liquidation Preference:	$1,000 per Depositary Share (equivalent to $100,000 per share of Preferred Stock)

Term:	Perpetual

First Reset Date:	September 15, 2025

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period

Dividend Rate (Non-Cumulative):	At a rate per annum equal to (i) 5.750% from the Settlement Date to, but excluding, September 15, 2025; and (ii) for each Reset Period from, and including, September 15, 2025, the “five-year treasury rate” (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Dividend Determination Date plus 5.426%

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2020

Day Count:	30/360

Trade Date	June 2, 2020

Settlement Date:	June 5, 2020 (T+3)**

Optional Redemption:	The Issuer may redeem the Preferred Stock, at its option, at a price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to but excluding the redemption date, (i) in whole or in part, from time to time, during the three-month period prior to, and including, any Reset Date on or after September 15, 2025 or (ii) in whole but not in part, at any time following a regulatory capital treatment event (as defined in the Preliminary Prospectus Supplement).

Public Offering Price:	$1,000 per Depositary Share

Underwriting Discount:	$10 per Depositary Share

Net Proceeds to Issuer (after the underwriting discount, before offering expenses):	$346,500,000

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Regions Securities LLC

Co-Managers:	MFR Securities, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

CUSIP/ISIN for the Depositary Shares:	7591EP AR1 / US7591EPAR12

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the Depositary Shares will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Depositary Shares will not be made on a T+2 basis, investors who wish to trade the Depositary Shares before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The Issuer has filed a registration statement (including a prospectus, as supplemented by a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at (866) 471-2526, Citigroup Global Markets Inc. at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC at (866) 718-1649, RBC Capital Markets, Inc. at (866) 375-6829 or Regions Securities LLC at (404) 279-7400.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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